Filed Pursuant to Rule 424(b)(3)
File Number 333-120973

PROSPECTUS SUPPLEMENT NO. 5
to Prospectus declared
effective on November 1, 2005
as supplemented on November 1, 2005, November 18, 2005, December 30, 2005 and January 16, 2006
(Registration No. 333-120973)
CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
     This Prospectus Supplement No. 5 supplements our Prospectus dated November 1, 2005, Prospectus Supplement No. 1 dated November 1, 2005, Prospectus Supplement No. 2 dated November 18, 2005, Prospectus Supplement No. 3 dated December 30, 2005 and Prospectus Supplement No. 4 dated January 16, 2006. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 5 together with the Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3 and Prospectus Supplement No. 4.
     This Prospectus Supplement includes the attached Current Report on Form 8-K of Cyberkinetics Neurotechnology Systems, Inc. dated February 14, 2006, as filed by us with the Securities and Exchange Commission.
     Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “CYKN.”
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus Supplement is February 21, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 14, 2006
Cyberkinetics Neurotechnology Systems, Inc.
(Exact name of registrant specified in charter)

Delaware (State of Incorporation)	000-50505 (Commission File Number)	13-4287300 (IRS Employer Identification No.)
100 Foxborough Blvd., Suite 240
Foxborough, MA 02035
(Address of principal executive offices) (Zip Code)
508-549-9981
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 1.01 Entry into a Material Definitive Agreement
Cyberkinetics Neurotechnology Systems, Inc. (the “Company”) entered into a Merger Agreement dated February 14, 2006, as more fully discussed in Item 2.01.
On February 13, 2006, the Company’s Board of Directors (the “Board”) authorized the Company to enter into an Employment Agreement (the “Agreement”) with Mark Allen Carney, the Company’s Executive Vice President in connection with the Company’s acquisition of Andara Life Science, Inc., an Indiana corporation (“Andara”). The Agreement became effective on February 14, 2006. During the term of Agreement, Mr. Carney will earn a base salary of no less than $212,000 per annum (or such higher amount as the Compensation Committee of the Board may establish), to be reviewed annually. He is also eligible to receive an annual cash bonus of up to $100,000, based on objectives mutually agreed upon by the Board, the Compensation Committee and the President and CEO. The Agreement shall terminate upon the death or disability of Mr. Carney; provided, however, that the Company may terminate Mr. Carney’s employment immediately “for cause” with no further obligations. If the Company terminates Mr. Carney’s employment “without cause,” he will be entitled to twelve (12) months of severance pay at rate of one hundred percent (100%) of his monthly salary and a bonus equal to the average of the annual cash bonus earned in each of the two (2) fiscal years prior to his termination. A copy of the Agreement is attached hereto as Exhibit 10.1.
Mr. Carney was also granted a ten-year option (the “Option Award”) to purchase up to 100,000 shares of Common Stock on February 14, 2006 at a per share exercise price of $1.43. The Common Stock underlying the Option Award vests (i) 25% on the first anniversary of the date of grant; and (ii) an additional 6.25% each three months thereafter.
Item 2.01 Completion of Acquisition or Disposition of Assets
Pursuant to an Agreement and Plan of Merger dated February 14, 2006 (the “Merger Agreement”), among the Company, Andara and Andara Acquisition Corp., a wholly-owned subsidiary of the Company, (“Acquisition”), on the filing of a Certificate of Merger in the State of Delaware and Articles of Merger in the State of Indiana, Acquisition merged with and into Andara and all of the issued and outstanding capital stock of Andara was exchanged for an aggregate of 3,029,801 shares of the common stock, $0.001 par value per share (“Common Stock”) of the Company, of which 993,377 shares of Common Stock were issued pursuant to a restricted stock award and subject to forfeiture. As a result of the merger, Andara became a wholly-owned subsidiary of the Company. See Item 3.02.
In connection with the Merger, the Company issued an aggregate of 3,029,801 shares of Common Stock with a deemed value of $4,575,000.00 or $1.51 per share (the “Shares”). The per share price was determined by calculating the average of the 30 day trailing closing price of the Common Stock on the OTCBB, ending with the closing price per share on February 8, 2006. On February 14, 2006, the Common Stock closed at $1.43. Of the Shares, 993,377 shares, with a deemed value of $1,500,000.00 (the “Restricted Stock”), were issued subject to forfeiture pursuant to the terms of a restricted stock agreement. The Restricted Stock is subject to forfeiture if certain specific milestones are not achieved by the surviving corporation within thirty-six (36) months of the Merger.
A copy of the press release announcing the acquisition of Andara is attached hereto as Exhibit 99.1. A copy of the Merger Agreement will be filed with the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.
Item 3.02 Unregistered Sales of Equity Securities
In connection with the Merger described in Item 2.01, the Company issued an aggregate of 3,029,801 shares of Common Stock. Of the Common Stock issued, 993,377 shares were issued subject to forfeiture pursuant to the terms of a restricted stock agreement. These shares will be forfeited if certain specific milestones are not achieved by the surviving corporation within thirty-six (36) months of the Merger.
The issuance of the Shares was exempt from the registration requirements of the Securities Act of 1933 (the “Act”), as amended, pursuant to Section 4(2) of the Act and/or Rule 506 of Regulation D, as a transaction not involving a public offering, based on the fact that there were a limited number of investors and no general solicitation or advertisements were employed in connection with the issuance of the Shares. Each of the investors represented to the Company that he had sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of the investment, or had sufficient resources to be able to bear the economic risk of acquiring the Shares; had access to the type of information normally provided in a prospectus; and agreed not to resell or distribute the securities to the public.

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Item 5.02 Departure of Directors or Principal Officers: Election of Directors: Appointment of Principal Officers.
In connection with the Merger, effective February 14, 2006, the Board elected Mark Allen Carney, former President and Chief Executive Officer of Andara, as an Executive Vice President of the Company and appointed him as a member of the Board. He will serve as a Director until the next annual meeting of stockholders and until his successor is duly elected and qualified.
Mr. Carney’s experience includes senior leadership and investment roles in outsourcing of information technology and business process services for the health care, provider and payor markets. He also founded and sold a leading catastrophic medical management firm and founded and led a variety of health payor organizations. Mr. Carney has been involved in U.S. and international roles in operations, finance, business development and strategy in start-up, turnaround and high growth companies. He is also experienced in mergers and acquisitions, venture funding and boardroom -shareholder relations. Mr. Carney has a B.S. degree from Purdue University.
Item 9.01 Financial Statements and Exhibits.
(a) Financial Statements of Business Acquired.
Any financial statements of Andara required to be filed with the Securities and Exchange Commission will be filed no later than 71 calendar days after the date this report is required to be filed, pursuant to the instructions set forth in Item 9.01 of Form 8-K.
(b) Pro Forma Financial Information.
Any pro forma financial information of Andara required to be filed with the Securities and Exchange Commission will be filed no later than 71 calendar days after the date this report is required to be filed, pursuant to the instructions set forth in Item 9.01 of Form 8-K.
(c) Exhibits:
10.1	Employment Agreement with Mark Allen Carney dated February 14, 2006.

99.1	Press Release of Cyberkinetics Neurotechnology Systems, Inc. dated February 15, 2006

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cyberkinetics Neurotechnology Systems, Inc.

	By:	/s/ Timothy R. Surgenor
	Name:	Timothy R. Surgenor
	Title:	President

Dated: February 21, 2006

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Exhibit 10.1
EMPLOYMENT AGREEMENT
     This Employment Agreement (this “Agreement”), is made and entered into this 14th day of February, 2006 (the “Effective Date”), by and between Cyberkinetics Neurotechnology Systems, Inc., a Delaware corporation (the “Company”), and Mark A. Carney (the “Executive”).
          Whereas, the parties wish to set forth their understanding and agreement regarding the employment of the Executive by the Company;
          Now therefore, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:
Section 1. Employment Services.
     During the Employment Period (as defined below), the Executive will serve as the Company’s Executive Vice President and will have such duties and responsibilities as would normally attach to those positions, including such duties and responsibilities as are customary among persons employed in similar capacities for similar companies, subject to the authority of the CEO and President of the Company. The Executive will faithfully and diligently carry out his duties and responsibilities and comply with all of the reasonable and lawful directives of the CEO, to which the Executive will report. The Executive will, if so elected, serve as a director of the Company and, if requested by the Company, an officer or director of any subsidiary or affiliate of the Company without compensation in addition to that provided in this Agreement. For purposes of this Agreement, an “affiliate” of the Company means any corporation, limited partnership, limited liability company or other entity engaged in the same business as the Company, or a related business, and which is controlled by or is under common control with the Company.
Section 2. Term.
     The Company shall employ the Executive, and the Executive accepts such employment, commencing on the Effective Date and continuing thereafter until such time as this Agreement has terminated under the provisions of Section 5 hereof (the “Employment Period”).
Section 3. Performance.
     During the Employment Period, the Executive shall devote his best efforts and all of his business time and attention (except for vacation periods and reasonable periods of illness or other incapacity) to the business of the Company and its affiliates and will not engage in consulting work or in any other trade or business for his own account or for or on behalf of any other person, firm or corporation without the written consent of the Board of Directors of the Company (the “Board”) in each case, which shall not be granted if any such activity, in the opinion of the Board, competes, conflicts or interferes with the performance of his duties hereunder in any material way; provided, however, the Company acknowledges and agrees that the Executive may devote no more than one and one-half days per calendar quarter in the aggregate to the entities listed on Exhibit A attached hereto and incorporated herein which activity shall not be a breach of this Section 3.
Section 4. Compensation and Benefits.
(a)	Salary. For services to the Company rendered by the Executive in any capacity during the Employment Period, including, without limitation, services as a manager, officer, director or member of any committee of the Company or of any subsidiary, affiliate or division thereof, the Company will pay or cause to be paid to the Executive a base salary at the rate of not less than $212,000 per annum (or such higher amount as the Compensation Committee of the Board (the “Compensation Committee”), if any, may establish from time to time). The Executive’s base salary for any partial year will be prorated based upon the number of days elapsed in such year. The Executive’s base salary will be payable periodically in accordance with the Company’s customary payroll practices for its executives. Such base salary shall be reviewed at least annually after the end of each fiscal year, starting with the fiscal year ending December 31, 2006, and may be increased based on the Executive’s performance, but not decreased, by the Board (or the Compensation Committee) in its reasonable discretion, to be effective in the first pay period of the ensuing January, starting with January 2007. The term “base salary” shall not include any payment or other benefit which is denominated as or is in the nature of a bonus, incentive payment, profit-sharing payment, performance share award, stock option, stock appreciation right, retirement or pension accrual, insurance benefit, other fringe benefit or expense allowance, whether or not taxable to the Executive as income.

(b)	Annual Performance Bonus. The Executive will be eligible to receive an annual cash performance bonus of up to $100,000 (the “Annual Performance Bonus”). The Compensation Committee shall consider and make a bonus determination not later than 90 days after the end of each fiscal year during the Employment Period, starting with the fiscal year ending December 31, 2006. Bonus awards shall be based upon the performance by the Executive as measured against objective and reasonable criteria mutually agreed and approved in advance by the Executive and the Compensation Committee, which criteria shall be set forth in Schedule 1 to this Agreement. To the extent that at least 50% of the criteria are achieved, the Executive shall be paid a pro rata percentage of the Annual Performance Bonus. In the event Executive exceeds such criteria set forth in Schedule 1 to this Agreement, the Compensation Committee may in its sole and absolute discretion increase the Annual Performance Bonus to an amount greater than $100,000.

(c)	Candidacy for COO Position. Until the third anniversary of the Effective Date of this Agreement, the Company agrees that the Executive will be considered as a candidate for the position of Chief Operating Officer of the Company, should such position be created. If the Executive is offered such a position and the Executive declines the offer due to the requirements of the geographic location of the position, such event will not be considered a “Deemed Termination Event” (as defined below) unless he is thereafter terminated by the Company solely for declining such offer.

(d)	Stock Option Grant. Simultaneously with the execution and delivery of this Agreement, the Company hereby grants to the Executive an incentive stock option to purchase up to 100,000 shares of the Company’s Common Stock (the “Option”) pursuant to the terms and conditions of that certain Option Agreement, a copy of which is attached hereto and incorporated herein as Exhibit B (the “Option Agreement”). Under the terms of the Option Agreement, the Option will have an exercise price equal to the fair value of the Company’s Common Stock as of the Effective Date and the shares of the Company’s Common Stock granted under the Option will become vested and exercisable over a period of four years as follows: (i) 25% on the first anniversary of the Effective Date and (ii) an additional 6.25% shall vest every three months after the first anniversary of the Effective Date for the next three years, as long as the Executive continues to be engaged by the Company on each successive vesting date under the terms and conditions of this Agreement (or another agreement mutually agreed upon). The Option will have a term of ten (10) years from the Effective Date.

(e)	Accelerated Vesting of Stock Options. Upon any sale, merger or other transaction resulting in a change in control of the Company in which the per share consideration to be received by the stockholders of the Company is equivalent to at least $6 per share, any unvested options to purchase shares of the Company’s Common Stock granted to Executive pursuant to Section 4(d) above which remain outstanding immediately prior to the effective date of the change in control shall vest and become exercisable immediately prior to such sale, merger or other change of control transaction. For purposes of this Section 4(e), a change of control shall be deemed to occur upon: (1) any sale or exchange of greater than 50% of the voting interest of the Company; (2) any merger of the Company with an unaffiliated third party in which the Company does not survive the merger; or (3) any sale of all or substantially all assets of the Company.

(f)	Other Benefits. In addition to the compensation described in this Section 4, and such other amounts not constituting base salary as may be provided to the Executive from time to time by the Board, the Executive will be entitled during the Employment Period to participate in any retirement plans, bonus plans, welfare benefit plans and other employee benefit plans of the Company that may be in effect from time to time with respect to executives of the Company generally, to the extent the Executive is eligible under the terms of those plans. Executive shall also be entitled to the following:
•	Twenty days of paid vacation per year.

•	The Company shall also reimburse the Executive in accordance with the Company’s reimbursement policy for all reasonable and necessary business expenses incurred by him in the course of performing his duties hereunder, provided that such expenses are appropriately documented in accordance with the Company’s reimbursement policy.

•	Executive shall be entitled to a life insurance policy in a face amount equal to Three Hundred Thousand Dollars ($300,000) (the Life Insurance”), which such policy shall be convertible to an individual policy at the election of Executive upon termination of Executive’s employment with the Company.
Section 5. Termination.
     The Executive’s employment hereunder shall terminate under the following circumstances:
(a)	Death or Disability. The Executive’s employment with the Company shall automatically terminate upon the death or Disability (as hereinafter defined) of the Executive. “Disability” shall mean that the Executive is no longer able to perform the essential functions of the Executive Vice President for a continuous period of six (6) months or a total of nine (9) months in any one-year period. If any question arises as to whether the Executive has been so disabled, the Executive shall submit to an examination by a physician mutually acceptable to the Board and the Executive and following such examination, the physician shall submit to the Company and to the Executive a report in reasonable detail setting forth his or her opinion as to whether the Executive was so disabled. Such report shall for the purposes of this Agreement be conclusive of the issue. Notwithstanding the foregoing, in the event of a Disability, the Company shall take no action that violates the applicable provisions of the Americans With Disabilities Act. If the Executive’s employment with the Company is terminated due to the death or Disability of the Executive, then Company shall promptly pay (and in any event no later than five (5) days after the date of death or Disability) to the Executive’s estate or to the Executive any and all amounts then owed to the Executive, including all accrued and unpaid base salary, vacation pay, other benefits, and any applicable earned portion of the Annual Performance Bonus less any applicable withholdings. In addition, the Executive shall also be entitled to reimbursement of any reimbursable business expenses which were incurred by Executive through and including the date of death or Disability, which shall be paid in accordance with the Company’s expense reimbursement policy. With respect to a termination due to Disability, the Executive shall be entitled to convert the Life Insurance into an individual policy.

(b)	Termination by the Company without Cause. The Company may, at any time by action of a majority of the entire membership of its Board not including Executive, terminate the Executive’s employment without Cause (as defined below) by giving the Executive written notice of the effective date of termination (which effective date may be the date of such written notice) (the “Date of Termination”). If the Executive voluntarily resigns his employment with the Company during the three-year period following the Effective Date of this Agreement due to a material reduction in the Executive’s responsibilities or title, or due to a material reduction in the Executive’s base salary without a corresponding pro rata reduction in the base salary of the Company’s other executives, or due to the Company requiring the Executive to relocate more than 50 miles from Indianapolis, Indiana, or due to a breach of this Agreement by the Company (each a “Deemed Termination Event”), such voluntary resignation will be deemed to be termination by the Company without Cause. The Executive will provide thirty (30) days prior written notice to the Company of any such voluntary resignation by reason of a Deemed Termination Event, and during such 30-day period the Company shall have an opportunity to cure the Deemed Termination Event (the actual date of termination of the Executive’s employment as a result of a resignation due to a Deemed Termination Event is also referred to herein as the “Date of Termination”). If a cure is effected within such 30-day period, the provisions of this Section 5(b) shall no longer be applicable with respect to the Deemed Termination Event so cured. If the Executive resigns his employment due to a Deemed Termination Event or the Executive is terminated without Cause by the Company, any unvested options granted hereunder that, absent such termination, that would have otherwise vested in the 12 month period following the date of termination shall immediately vest and be exercisable. If the Company shall terminate the Executive without Cause hereunder or the Executive resigns his employment due to the occurrence of a Deemed Termination Event, the Company shall have the obligation to pay the Executive the following:
(1)	Any and all amounts owed to the Executive through the Date of Termination, including all accrued salary, vacation pay, and any other benefits, which shall be payable in a lump sum payment less any applicable withholdings within five (5) business days (for purposes of this Agreement, a “business day” shall mean any day other than Saturday, Sunday or any day on which banks in the

Commonwealth of Massachusetts are authorized by law to close) following the Date of Termination.

(2)	Each month for a period of twelve (12) months following the Date of Termination (the “Severance Period”), the Company shall pay the Executive, as a severance payment, 100% of the Executive’s Monthly Salary (as defined below), less required withholdings. Such amounts shall be payable periodically in accordance with the Company’s customary payroll practices. Within six months following the end of the Severance Period, the Executive shall reimburse the Company for any severance amounts paid to the Executive to the extent the Executive has earned or received income from other sources (excluding directors’ fees and investment income) during the Severance Period and reportable as earnings on Form W-2 or Form 1099 (the “Supplementary Income”). Notwithstanding the foregoing, the Executive shall not be obligated to reimburse the Company for any amounts in excess of the aggregate amount paid by the Company to the Executive during the Severance Period and the Executive shall have no affirmative duty to seek alternative employment or otherwise mitigate the costs and expenses the Company is required to pay or incur during the Severance Period. For purposes hereof, “Monthly Salary” shall mean the Executive’s annual base salary in effect immediately prior to the Date of Termination (except if the termination is due to a reduction in salary, then the annual base salary in effect immediately prior to the decrease in annual base salary) divided by twelve (12).

(3)	A bonus, equal to the average of the Annual Performance Bonuses earned by the Executive in each of the two (2) years prior to his termination of employment (or if the Executive has not been employed for two full years, an assumed bonus of $50,000 for each year which the Executive was not employed during the full year), which shall be payable in a lump sum payment within five (5) business days after the Date of Termination.

(4)	The Executive may continue to participate in the Company’s group health, life and dental plans during the Severance Period at the same cost to him as in effect prior to his termination of employment.

(5)	Notwithstanding anything to the contrary herein, in the event that the Executive materially breaches Sections 6, 7, 8 or 9 of this Agreement, which breach, if reasonably capable of being cured, is not cured within thirty (30) days after receipt of written notice from the Company, the Company’s obligations under subsections (2) through (5) above shall cease in their entirety.

(6)	The Executive shall be entitled to reimbursement of any reimbursable business expenses which were incurred prior to the Termination Date which shall be paid by the Company in accordance with the Company’s expense reimbursement policy.

(7)	The Executive shall be entitled to convert the Life Insurance into an individual policy if the policy provides for such conversion.
(c)	Termination by the Company for Cause. The Company shall have the right to terminate the Executive’s employment effective immediately for any of the following reasons (each of which is referred to herein as “Cause”) by giving the Executive written notice which specifically identifies the Cause in reasonable detail:
(1)	the breach of any provision of this Agreement, which breach, if reasonably capable of being cured, is not cured within thirty (30) days after receipt of written notice from the Company;

(2)	any act of willful disloyalty, dishonesty, or breach of fiduciary duty with respect to any aspect of the Company’s or any affiliate’s business;

(3)	any act of fraud or embezzlement;

(4)	deliberate disregard of a rule or policy of the Company known by the Executive or contained in a policy and procedure manual provided to the Executive which results in material loss, damage or injury to the Company and is not cured with thirty (30) days after receipt of written notice from the Company; or

(5)	conviction of a felony.
If the Executive’s employment is terminated by the Company pursuant to this Section 5(c), then (i) the Company shall have no further obligations hereunder accruing from and after the effective date of termination and shall have all other rights and remedies available under this or any other agreement and at law or in equity; and (ii) any unvested options granted hereunder shall immediately expire. Notwithstanding the foregoing, the Company shall promptly pay (and in any event within five (5) business days after the date of termination) to the Executive on the effective termination date any and all amounts then owed to the Executive, including all accrued salary, vacation pay, other benefits and any applicable earned portion of the Annual Performance Bonus less any applicable withholdings. In addition, the Executive shall also be entitled to reimbursement of any reimbursable business expenses which were incurred by Executive through and including the date of termination, which shall be paid by the Company in accordance with the Company’s expense reimbursement policy. The Executive shall be entitled to convert the Life Insurance into an individual policy.

(d)	Resignation by the Executive. The Executive may resign his employment with the Company under this Agreement at any time upon thirty (30) days prior written notice to the Company. The Board may, in such event, elect to waive the period of notice, or any portion thereof, in which event the Executive’s date of resignation shall be that date within such thirty (30) day notice period determined by the Board. Upon resignation by the Executive of his employment with the Company for any reason other than the occurrence of a Deemed Termination Event under Subsection 5(b) hereof (in which case the provisions of Section 5(b) hereof shall be applicable): (i) the Company shall have no further obligations hereunder accruing from and after the effective date of termination; and (ii) any unvested options granted to the Executive shall immediately expire. Notwithstanding the foregoing, the Company shall pay to the Executive within five (5) business days after the effective termination date any and all amounts then owed to the Executive, including all accrued salary, vacation pay, other benefits and any earned portion of the Annual Performance Bonus less any applicable withholdings. In addition, the Executive shall also be entitled to reimbursement of any reimbursable business expenses which were incurred by Executive through and including the effective date of the termination, which shall be paid by the Company in accordance with the Company’s expense reimbursement policy after the submission of a written expense report by the Executive. The Executive shall be entitled to convert the Life Insurance into an individual policy.
Section 6. Confidential Information
(a)	While employed by the Company and thereafter, the Executive shall not, directly or indirectly, disclose to anyone outside of the Company any Confidential Information (as hereinafter defined) or use any Confidential Information other than pursuant to Executive’s employment by, and for the benefit of, the Company.

(b)	The term “Confidential Information,” as used throughout this Agreement, means all data or information not generally known outside of the Company whether prepared or developed by or for the Company or received by the Company from an outside source. Without limiting the scope of this definition, Confidential Information includes any trade secrets, any technical data, design, pattern, formula, computer program, source code, object code, algorithm, manual, product specification, systems, methods, processes or plan for a new or revised product; and any business, marketing, financial, or sales record, data, plan, or survey; and any other record or information relating to the present or future business or products of the Company. All Confidential Information and copies thereof are the sole property of the Company.

Section 7. Noncompetition and Nonsolicitation
     (a) During the term of the Executive’s employment by the Company under this Agreement and for a period equal to the greater of (i) twelve (12) months following termination of the Executive’s employment, however caused, and (ii) the noncompetition period set forth in an Investment Representation Letter submitted to the Company by the Executive on or about the date hereof, the Executive shall not, without the prior written consent of the Company:
(1)	For himself or on behalf of any other person or entity, directly or indirectly, either as principal, agent, stockholder, employee, consultant, representative or in any other capacity, own, manage, operate or control, or be connected or employed by, or otherwise associate in any manner with, engage in or have a financial interest in any business which is directly or indirectly competitive with the Company’s Business (as defined below), or any of its affiliates, except that nothing contained herein shall preclude the Executive from purchasing or owning stock in any such business if such stock is publicly traded and provided that the Executive’s holdings do not exceed three percent (3%) of the issued and outstanding capital stock of such business. Notwithstanding anything in this Agreement to the contrary, the Executive shall not be precluded from employment by a business with multiple business units or divisions, so as the business unit or division in which he is employed is not competitive with the Company’s Business.

(2)	Either individually or on behalf of or through any third party, solicit, divert or appropriate or attempt to solicit, divert or appropriate, for the purpose of competing with the Company or any present or future parent, subsidiary or other affiliate of the Company which is engaged in a similar business as the Company’s Business, any customers or patrons of the Company, or any prospective customers or patrons with respect to which the Company has developed or made a sales presentation (or similar offering of services).

(3)	Either individually or on behalf of or through any third party, directly or indirectly, solicit, entice or persuade or attempt to solicit, entice or persuade any other employees of or consultants to the Company within the immediately preceding 12-month period or any parent or affiliate of the Company to leave the services of the Company or any parent or affiliate for any reason.

(4)	For purposes of this Section 7, the Company’s business (“Business”) shall mean researching, developing or commercializing therapeutic and diagnostic devices and drugs for the diagnosis and treatment of central nervous system injury and disease; provided that the term “Business” shall be deemed amended to reflect any change in the Company’s Business after the Effective Date but prior to the Executive’s termination or resignation of employment with the Company. A business will be deemed to be competitive with the Company if it is engaged in a business substantially similar, in whole or in part, to the Company’s Business.
Section 8. Ownership of Ideas, Copyrights and Patents.
     (a) The Executive agrees that all ideas, discoveries, creations, manuscripts and properties, innovations, improvements, know-how, inventions, designs, developments, apparatus, techniques, methods, processes and formulae (all of the foregoing being hereinafter referred to as “the inventions”) which may be used in the business of the Company, or any of its affiliates, whether patentable, copyrightable or not, which the Executive may conceive or develop during his employment with the Company, or any of its affiliates, alone or in conjunction with another or others, whether during or out of regular business hours, and whether at the request or upon the suggestion of the Company, or any of its affiliates, or otherwise, shall be the sole and exclusive property of the Company, or any of its affiliates, and that the Executive shall not publish any of the inventions without the prior written consent of the Company. The Executive hereby assigns to the Company all of his right, title and interest in and to all of the foregoing. Notwithstanding the foregoing, the provisions of this Section 8 do not apply to inventions for which no equipment, supplies, facility, resources or Confidential Information of the Company was used and was developed entirely on the Executive’s own time, unless the invention relates to the Company’s business, to the Company’s actual or demonstrably anticipated research or development, or the invention results from any work performed by the Executive for the Company or any if its affiliates. Executive agrees to provide the Company promptly with notice and sufficient documentation of any such inventions so that the Company may evaluate the inventions and determine whether such inventions should be assigned to the Company.
     (b) The Executive agrees that, at the Company’s expense, he will fully cooperate with the Company, its attorneys and agents, at any time during or after his employment, in the preparation and filing of all papers and other documents as may be required to perfect the Company’s rights in and to any of such inventions, including, but not limited to, joining in any proceeding to obtain letters patent, copyrights, trademarks or other legal rights in the United States and in any and all other countries on such inventions, provided that the Company will bear the expense of such proceedings, and that any patent or other legal rights so issued to the Executive personally, shall be assigned by the Executive to the Company.
Section 9. Disclosure of Covenants and Return of Records.
     (a) The Executive agrees that he will provide, and that the Company may in its discretion similarly provide, a copy of the covenants contained in

Sections 6, 7, and 8 of this Agreement to any business or enterprise which the Executive may directly or indirectly own, manage, operate, finance, join, control or participate in the ownership, management, operation, financing, control or control of, or with which the Executive may be connected as an officer, director, employee, partner, principal agent, representative, consultant or otherwise.
     (b) Upon termination of the Executive’s employment with the Company, the Executive shall deliver to the Company any property of the Company which may be in the Executive’s possession, including, without limitation, products, materials, memoranda, notes, records, reports, or other documents or photocopies of the same.
Section 10. Conflicting Agreements.
     The Executive hereby warrants and covenants that his employment by the Company will not result in a breach of the terms, conditions or provisions of any agreement to which the Executive is subject, and that he has not made and will not make any agreements in conflict with this Agreement.
Section 11. Successors and Assigns.
     This Agreement is intended to bind and inure to the benefit of and be enforceable by the Executive and the Company, except that the Executive may not assign any of his rights or obligations under this Agreement and the Company may not assign any of its rights or obligations under this Agreement without the prior written consent of the other party.
Section 12. Severability.
     Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect such provision in any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.
Section 13. Notice.
     Any notice provided for in this Agreement must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested), sent by facsimile transmission or sent by reputable overnight courier service, to the recipient at the address indicated below:

To the Company:	Cyberkinetics Neurotechnology Systems, Inc.
100 Foxborough Boulevard, Suite 240
Foxborough, MA 02035
Facsimile: 508-549-9985

To the Executive:	Mark A. Carney

With a copy to:	Ice Miller LLP
One American Square
Suite 3100
Indianapolis, Indiana 46282
Attn: John R. Thornburgh
Facsimile: (317) 592-4783
or to such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given when so delivered or sent or if mailed, five days after so mailed.
Section 14. Amendments and Waivers.
     Any provision of this Agreement may be amended or waived only with the prior written consent of the Executive and a majority of the Compensation Committee. Notwithstanding the foregoing, the failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.
Section 15. Entire Agreement.
     This Agreement (and the Option Agreement referenced herein) embodies the complete agreement and understanding between the parties and supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, other than the applicable provisions of the Investment Representation Letter provided to the Company by the Executive, which may have related to the subject matter hereof in any way.
Section 16. Governing Law.
     All questions concerning the construction, validity and interpretation of this agreement will be governed by the internal law, and not the law of conflicts, of the Commonwealth of Massachusetts.
Section 17. Remedies.
     Each of the parties to this Agreement will be entitled to enforce his or its rights under this Agreement specifically, to recover damages (including, without limitation, reasonable fees and expenses of counsel) by reason of any breach of any provision of this Agreement and to exercise all other rights existing in his or its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach or threatened breach of the provisions of this Agreement and that any party may in his or its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.
Section 18. Captions.
     The captions set forth in this Agreement are for convenience only, and shall not be considered as part of this Agreement or as in any way limiting or amplifying the terms and provisions hereof.
Section 19. Representations and Warranties of Executive.
     The Executive represents and warrants to the Company that to the best of his actual knowledge, after reasonable inquiry, all of the representations and warranties of Andara Life Science, Inc. under that certain Agreement and Plan of Merger, dated of even date herewith, by and among the Company, Andara Acquisition Corp. and Andara Life Science, Inc. are true, correct and complete in all material respects as of the date such representations and warranties were made.
[This space intentionally left blank.]

     In witness whereof, the parties have signed, sealed and delivered this Agreement as of the Effective Date.

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
By:	/s/ Timothy R. Surgenor
Timothy R. Surgenor
President and Chief Executive Officer

EXECUTIVE:
/s/ Mark A. Carney
Mark A. Carney

SCHEDULE 1
TO
EMPLOYMENT AGREEMENT
ANNUAL PERFORMANCE BONUS CRITERIA
The Company and the Executive agree that the provisions of this Schedule 1 shall be determined by the mutual agreement of the parties no later than March 31, 2006.

EXHIBIT A
Entities
MFS Bioscience, Inc. (Board and Founder)
InterMARK Technologies, Inc. (Owner)
Sb2 (Board and Founder)
Specialty Risk International, Inc. (Shareholder)

EXHIBIT B
Option Agreement

Exhibit 99.1

Cyberkinetics Neurotechnology Systems, Inc. Agrees to Acquire Andara Life Science, Inc.
Cyberkinetics To Gain Proprietary Neural Stimulation Technology with Broad Potential and Clinical Data in Treatment of Spinal Cord Injuries
FOXBOROUGH, Mass. & INDIANAPOLIS—(BUSINESS WIRE)—Feb. 15, 2006—Cyberkinetics Neurotechnology Systems, Inc. (OTCBB: CYKN; “Cyberkinetics”) today announced that the Company has agreed to acquire, through a merger with a wholly owned subsidiary of Cyberkinetics, Andara Life Science, Inc. (“Andara”). Andara is a privately held Indiana company engaged in the development of a portfolio of programs related to the repair and regeneration of neural tissues, which were developed at the Center for Paralysis Research at Purdue University. Cyberkinetics expects to submit an application for approval of Andara’s lead product, the Andara Oscillating Field Stimulator™ (“Andara OFS Device”) in 2006 under a Humanitarian Device Exemption based on a recently completed 10-participant clinical trial for those with acute spinal cord injury and preclinical studies that demonstrated the device’s ability to stimulate regeneration of nerve fibers in the spinal cord.
The merger has been approved unanimously by the boards of directors of both companies and will close upon the filing of merger documentation in each of Delaware and Indiana. On the effectiveness of the merger, a wholly owned subsidiary of Cyberkinetics will acquire all of the outstanding capital stock of Andara in exchange for $3.075 million of unregistered shares of Cyberkinetics Common Stock, which are subject to contractual restrictions, and $1.5 million of unregistered restricted stock subject to forfeiture. Upon the successful achievement of one of a number of specific regulatory milestones, the risk of forfeiture with respect to the restricted stock will lapse.
The Andara OFS Device potentially addresses the following neural stimulation markets: traumatic brain injury, stroke, peripheral nerve damage and spinal cord injury. Analysts currently estimate that the market for neural stimulation devices exceeds $1.6 billion annually, and they expect this market to grow to more than $10 billion within 10 years. The acute spinal cord injury market alone is currently estimated at more than $500 million worldwide.
Mark Allen Carney, President and Chief Executive Officer of Andara, has joined Cyberkinetics as Executive Vice President and Director. Mr. Carney will lead the effort to commercialize the Andara OFS Device, and manage business development activities related to certain additional technologies acquired in the transaction. Richard Ben Borgens, Ph.D., Chief Scientific Officer of Andara and the Mari Hulman George Professor of Applied Neuroscience and Director of the Center for Paralysis Research at Purdue University, will become a scientific advisor to Cyberkinetics. Dr. Borgens is a recognized expert in spinal cord injury and the use of stimulation devices.
“This acquisition is a pivotal moment in our drive to create a profitable, high-growth neurotechnology company,” said Timothy R. Surgenor, President and Chief Executive Officer at Cyberkinetics. “We now have innovative, proprietary, therapeutic programs based on neural stimulation, as well as neural sensing. The Andara OFS Device has already been shown in clinical trials to offer compelling benefits in the acute treatment of spinal cord injuries and has significant market potential. With the application for designation as a Humanitarian Use Device already submitted, we look forward to bringing this important therapeutic platform forward toward market launch.”
“We are excited about the opportunity to combine Cyberkinetics’ innovative brain interface technology with Andara’s proprietary neural stimulation therapy to build a leading neurotechnology company,” added Mr. Carney. “Together, our unique and powerful technologies have great potential to address the unmet medical and rehabilitative needs of those with spinal cord injuries, as well as those who suffer from a wide range of brain and central nervous system disorders. With this transaction, we’re moving one step closer to providing real quality of life improvements for those who suffer central nervous system injuries and neurodegenerative diseases.”
Conference Call Instructions
Cyberkinetics’ management will hold a conference call at 9:00 am Eastern Time, Thursday, February 16, 2006, to discuss the acquisition. Those who would like to participate in the conference call should dial 866-825-3354, or 617-213-8063 for international participants, and use the pass code 81292045. To access a replay of the conference call, which will be available from 11:00 am Eastern Time on February 16 until 5:00 pm Eastern Time on February 23, please dial 888-286-8010, or 617-801-6888 for international callers, and use pass code 57744739.
An audio webcast of the conference call will also be available at www.cyberkineticsinc.com on Cyberkinetics’ investor relations page. The webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com, Thomson’s individual investor portal, powered by StreetEvents. Institutional investors can access the call via www.streetevents.com, a password-protected event management site.
About Andara Life Science, Inc.
Andara Life Science, Inc. (“Andara”) is an Indiana company engaged in the development of a portfolio of programs related to the repair and regeneration of neural tissues with indications including the treatment of spinal cord injuries, traumatic brain injuries and stroke which were developed at the Center for Paralysis Research at Purdue University. Their lead program, the Andara OFS, has been developed to take advantage of the demonstrated ability of weak electrical fields to prevent the dieback of and promote the growth of nerve fibers. The Andara OFS Device has been extensively tested in two randomized, sham device controlled clinical trials in naturally injured dogs. The device itself is about the size of a lipstick container, is implanted within days of the injury and removed 14 weeks later. Preliminary results from Andara’s first clinical trial have been reported in the January 2005 issue of Journal of NeuroSurgery: Spine and indicate that participants paralyzed by spinal cord injury were able to regain sensation and some motor function following treatment with the Andara OFS Device. More information about Andara is available at www.andarainc.com.
About Cyberkinetics Neurotechnology Systems, Inc.
Cyberkinetics Neurotechnology Systems, Inc. (“Cyberkinetics”), a leader in the neurotechnology industry, is developing neural stimulation, sensing and processing technology to improve the lives of those with severe paralysis resulting from spinal cord injuries, neurological disorders and other conditions of the nervous system. Cyberkinetics’ product development pipeline includes:

the FDA-approved NeuroPort™ System, a neural monitor designed for acute inpatient applications and labeled for temporary (less than 30 days) recording and monitoring of brain electrical activity; the Andara Oscillating Field Stimulator™ (OFS) Device, designed to stimulate regeneration of the spinal cord; and the BrainGate™ System, designed to provide communication and control of a computer, assistive devices, and, ultimately, limb movement. Additional Information about Cyberkinetics’ acquisition of Andara Life Sciences, Inc., including an investor fact sheet, is available at Cyberkinetics website in the “Media Room” at http://www.cyberkineticsinc.com.
In addition, shareholders may obtain free copies of the documents (when they become available) filed with SEC by Cyberkinetics by directing a request to: Cyberkinetics Neurotechnology Systems, Inc., 100 Foxborough Blvd., Suite 240 Foxborough, MA 02035 Attn: Elizabeth A. Razee.
Forward-Looking Statement
This announcement contains forward-looking statements, including statements about Cyberkinetics’ product development plans and progress, potential development of proprietary inventions and benefits that may be realized by certain research programs. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and can be identified by the use of forward-looking terminology such as “may,” “will,” “believe,” “expect,” “anticipate” or other comparable terminology. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements and reported results shall not be considered an indication of our future performance. Factors that might cause or contribute to such differences include our limited operating history; our lack of profits from operations; our ability to successfully develop and commercialize our proposed products; a lengthy approval process and the uncertainty of FDA and other governmental regulatory requirements; clinical trials may fail to demonstrate the safety and effectiveness of our products; the degree and nature of our competition; our ability to employ and retain qualified employees; compliance with recent legislation regarding corporate governance, including the Sarbanes-Oxley Act of 2002; as well as those risks more fully discussed in our public filings with the Securities and Exchange Commission, all of which are difficult to predict and some of which are beyond our control.
Contact:
Cyberkinetics Neurotechnology Systems, Inc.:
Elizabeth A. Razee, 508-549-9981, Ext. 109
or
The Investor Relations Group:
Investor Relations
Jordan Silverstein, 212-825-3210
or
Media Relations
Kevin Murphy, 212-825-3210

Source: Cyberkinetics Neurotechnology Systems, Inc.